Mail Stop 4561

October 11, 2007

By U.S. Mail and Facsimile (805)545-8599

Alison Davis
Chief Executive Officer
Belvedere SoCal
One Maritime Plaza, Suite 825
San Francisco, California 94111

Re: Belvedere SoCal
Amendment No. 5 to Registration Statement on Form S-4
Filed October 11, 2007
File No. 333-141453

Dear Ms. Davis:

        We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 15

Note F – For the acquisition of First Heritage Bank, N.A., page 18

1.   We note your response to comment one and your revised Note N in response to comment two of our letter dated October 10, 2007. In light of your disclosure that the participation of loans back to First National Bank Holding Company and the reduction of the related funding will be occurring at the time of the closing of the First Heritage Bank, N.A. acquisition, please remove the loans and related funding amounts from your disclosure

regarding the allocation of purchase price to assets acquired and liabilities assumed. Alternatively, tell us why you believe these should be included in your purchase price allocation disclosure.

*　　*　　*　　*　　*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding these comments. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc:　　John F. Stuart, Esq.
　　　　Kenneth E. Moore, Esq.
　　　　Reitner, Stuart & Moore
　　　　1319 Marsh Street
　　　　San Luis Obispo, California 93401

　　　　Barbara S. Polsky, Esq.
　　　　Joshua A. Dean, Esq.
　　　　Manatt, Phelps & Phillips, LLP
　　　　11355 West Olympic Boulevard
　　　　Los Angeles, California 90064